Exhibit 99.1


                               [GRAPHIC OMITTED)
                                   ChemGenex

FOR IMMEDIATE RELEASE
---------------------

   ChemGenex Announces Strategy for Registration-Directed Clinical Trials for
                                  Ceflatonin(R)

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (July 18, 2005):
ChemGenex Pharmaceuticals Limited (ASX: CXS; NASDAQ: CXSP), based in Melbourne, Australia and Menlo Park, Ca, USA, today announced its accelerated clinical development plan for its lead anti-cancer therapeutic, Ceflatonin(R) (homoharringtonine, HHT).

The initiation of the first of two registration-directed Phase 2/3 trials is scheduled for the third quarter of 2005. The first trial will target chronic myeloid leukemia (CML) accelerated phase patients who are resistant to high-dose Gleevec(R). The single agent Phase 2/3 trial will initially be conducted in six leading European cancer centres, and is expected to expand to incorporate cancer centres in the U.S. in Q1, 2006. The trial incorporates the benefits of the company's recent in-licensing agreement with Stragen Pharma and builds on growing clinical evidence that Ceflatonin(R) has significant potential as a treatment for CML patients who are resistant to Gleevec(R) and other experimental bcr-abl kinase inhibitors. It is anticipated that the enrolment in this trial of up to 85 patients will be completed in Q4, 2006.

A second single agent Phase 2/3 clinical trial with Ceflatonin(R) to treat CML patients with a specific gene mutation that makes them resistant to tyrosine kinase inhibitors such as Gleevec(R) (the T315I bcr-abl mutation) is planned to commence in the U.S. and Europe in Q1, 2006, and will recruit up to 85 patients. This study will be initiated based on evidence from recent Phase 1/2 studies that HHT has activity in CML patients who have developed bcr-abl point mutations associated with tyrosine kinase inhibitor resistance.

ChemGenex has ongoing Phase 2 clinical trials under its U.S. IND at the M.D. Anderson Cancer Center in Houston, Texas (Ceflatonin(R) in combination with Gleevec(R) in CML and Ceflatonin(R) as a single agent in myelodysplastic syndrome (MDS)).

"This is a major advance in our clinical development of Ceflatonin(R)" said Dr Greg Collier, Chief Executive Officer and Managing Director of ChemGenex Pharmaceuticals. "The new trial designs offer considerable advantages; we have developed protocols for the sub-cutaneous, rather than intravenous dosing of patients and we have new data demonstrating synergy when used in-combination with Gleevec(R). As the number of CML patients developing bcr-abl point mutations associated with resistance to tyrosine kinase inhibitors such as Gleevec(R) increases, there will be considerable need for treatments such as Ceflatonin(R) that combat the disease via a different mechanism."

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ChemGenex Announces Strategy for Registration-Directed Clinical Trials for
Ceflatonin(R)

ChemGenex has updated its company overview presentation to include the new clinical strategy for Ceflatonin(R). The presentation can be accessed from the company's home page (www.chemgenex.com).

About ChemGenex Pharmaceuticals Limited     (www.chemgenex.com)
                                             -----------------

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".

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Contacts

Dr. Greg Collier (CEO and Managing Director)                  Australia         +61 3 5227 2752
                                                              USA               (650) 474-9800 ext 103
Dr. Dennis Brown (President and Director)                     USA               (650) 474-9800 ext 108
                                                              Australia         +61 3 5227 2703
Mr Hershel Berry (Investor Relations)                         USA               (415) 392-3310
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Safe Harbor Statement

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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
PO Box 1069, Grovedale Victoria 3216, Australia        +61 3 5227 2752            +61 3 5227 1322
                           chemgenex@chemgenex.com 79 000 248 304

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